Exhibit 12
SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in millions)

	Nine Months
	Ended
	September 30,	Years Ended December 31
	2006	2005	2004	2003	2002	2001
Income/(loss) before income taxes	$1,193	$497	$(168)	$(46)	$2,563	$2,523
Less: Equity income	1,056	873	347	54	—	—

Income/(loss) before income taxes and equity income	137	(376)	(515)	(100)	2,563	2,523
Add: Fixed charges:
Preference dividends	65	86	34	—	—	—
Interest expense	131	163	168	81	28	40
One-third of rental expense	29	37	30	30	27	24
Capitalized interest	11	14	20	11	24	25

Total fixed charges	236	300	252	122	79	89
Less: Capitalized interest	11	14	20	11	24	25
Less: Preference dividends	65	86	34	—	—	—
Add: Amortization of capitalized interest	8	10	9	9	8	7
Add: Distributed income of equity investees	822	647	228	32	—	—

Earnings/(loss) before income taxes and fixed charges (other than capitalized interest)	$1,127	$481	$(80)	$52	$2,626	$2,594

Ratio of earnings to fixed charges	4.8	1.6	(0.3) *	0.4 **	33.2	29.1

*	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

**	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $70 million.
“Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.